Exhibit D.4

DE 04-039
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

Petition for Financing Authority

Order Following Hearing

O R D E R   N O. 24328

May 21, 2004

APPEARANCES: Catherine E. Shively, Esq. for Public Service
Company of New Hampshire; Office of Consumer Advocate by F.
Anne Ross, Esq. on behalf of residential ratepayers; and Donald M. Kreis, Esq. of the Staff of the New Hampshire
Public Utilities Commission.

I.                     PROCEDURAL HISTORY

On March 15, 2004, Public Service Company of New Hampshire
(PSNH) filed a petition with the New Hampshire Public
Utilities Commission (Commission) seeking authority to (1) incur approximately $200 million in secured or unsecured long-term debt through 2006, (2) use "rate swaps" or other derivative financial instruments in connection with these securities so as to manage interest rate risk, (3) mortgage its property in connection with the issuance of long term debt and first mortgage bonds, and (4) increase the Company's short-term debt limit from $100 million to $150 million. RSA 369 treats debt instruments payable within 12 months or more after issuance as long-term debt and all other debt as short-term.

The Commission issued an Order of Notice on March 31, 2004. The Order of Notice scheduled a pre-hearing conference for April 14, 2004 (waiving, in part, the fourteen day notification requirement of N.H. Admin. Rules Puc 203.01(a)) and established April 12, 2004 as the deadline for intervention petitions. The Office of Consumer Advocate
(OCA) entered an appearance on behalf of residential ratepayers pursuant to RSA 363:28, II on April 7, 2004.

The pre-hearing conference took place as scheduled on April
14, 2004. The parties and Staff conducted a technical session immediately thereafter and requested the Commission to set a hearing date of May 4, 2004. The Commission did so by secretarial letter issued on April 27, 2004.

On May 3, 2004, PSNH filed a settlement agreement entered into by PSNH, OCA and Staff proposing a resolution of all outstanding issues in the docket. The Commission conducted its scheduled hearing on April 4, 2004 and heard testimony from Randy A. Shoop, Assistant Treasurer of PSNH.

II.           SUMMARY OF THE SETTLEMENT AGREEMENT

The Settlement Agreement entered into by the parties and Staff scales back PSNH's request significantly. Specifically, the Agreement authorizes PSNH to (1) issue an additional $50 million in long-term debt over a 12-month period, with the use of the proceeds limited to repayment of short-term debt and funding working capital needs, (2) mortgage its property in connection with the issuance of secured long-term debt, (3) use derivative financial instruments, but only in connection with the newly authorized $50 million in long-term debt, and (4) maintain the Company's current short-term debt limit of $100 million.

According to the Settlement Agreement, there is a "fundamental difference of both legal interpretation and philosophy" between PSNH on the one hand and OCA and the Commission Staff on the other with respect to so-called "shelf registration" authority. This refers to PSNH's original request for authority to issue $200 million in additional long-term debt on terms of the Company's choosing between now and 2006. With respect to the more modest plan to allow PSNH to issue up to $50 million in long-term debt, the Settlement Agreement calls for allowing PSNH "the flexibility to determine the precise amount and timing of the debt financing, the market in and the method by which the debt is issued, the principal amounts, the terms and provisions, price and [the] interest rate of the borrowing based on market conditions at the time of issuance." Pursuant to the Settlement Agreement, such authority would be based on (1) PSNH's representation that its financing plan contemplates issuance of long-term debt whenever its short-term debt consistently exceeds the $50 million to $75 million range, (2) the new long-term debt being subject to a maturity range of 2 to 30 years, (3) the coupon being consistent with market rates for an instrument of similar maturity and risk but with the credit spread above the rate associated with 10-year U.S. Treasury bonds not exceeding 250 basis points, (4) the ratio of PSNH's debt to the Company's total capitalization remaining targeted at 55 percent, and (5) PSNH's agreement to use the proceeds only to repay short-term debt or for funding working capital needs.

According to the Settlement Agreement, PSNH is seeking authority to enter into interest rate swaps and other derivative instruments <FN1>) to manage the interest rate risk associated with its issuance of new long-term debt. The Company noted that it may not exercise this authority and that any decision to do so would be dependent on market conditions at the time of issuance of the underlying debt instrument as well as the expected conditions through the life of the instrument. The Settlement Agreement limits PSNH's authority to enter into derivative transactions as compared to the initial proposal. Under the Settlement Agreement, the use of derivates would be limited to the proposed $50 million long-term debt issuance (as opposed to all outstanding debt).

PSNH is currently authorized to issue up to $100 million in short-term debt. As a part of the Settlement Agreement, PSNH opted not to seek any additional authority to issue such debt.


III.                  COMMISSION ANALYSIS

RSA 369:4 authorizes the Commission to approve a utility's request to issue longterm debt "if, in its judgment the issue of such securities upon the terms proposed is consistent with the public good." Upon review of PSNH's proposal, as limited by the Settlement Agreement, it is our determination that the issuance of additional long-term debt and the related request for authority to enter into derivative transactions meet the standard for approval in RSA 369:4.

Pursuant to N.H. Code Admin. Rules Puc 307.05, no utility may issue or renew any short-term debt if the company's total short-term debt exceeds 10 percent of the utility's net fixed plant without prior Commission approval. Exhibit 4 in this proceeding indicates that, as of March 31, 2004, PSNH's net utility plant was approximately $948.7 million. Thus, according to the exhibit, $100 million in short-term debt would be approximately 10.54 percent of the Company's net utility plant. PSNH is not currently at or near this limit. See, e.g., Exh. 1 at 45 (indicating that as of December 31, 2003 PSNH had approximately $58.9 million in outstanding short-term debt). The Settlement Agreement furthers the purposes of Puc 307.05 by not allowing PSNH to cross the 10 percent threshold without appropriate regulatory scrutiny.

Overall, what the parties and Staff propose here amounts to an expansion of PSNH's authority to issue long-term debt that is reasonable in relation to the Company's foreseeable needs. It is also our determination that authorizing the use of derivatives in connection with the new debt issuances is appropriate in light of the value of risk mitigation in a changing economy.

Accordingly, and as requested by the parties and Staff,

1. Pursuant to RSA Chapter 369:1-4, the Commission finds that the proposed issuance of not more than $50 million of long term debt for the purposes of repayment of short term debt and funding working capital needs, payable more than 12 months after the date thereof, subject to the following terms and conditions, is consistent with the public good.

2. On or for a period not exceeding twelve months following the effective date of the Commission's order, PSNH is authorized to obtain long term debt capital in aggregate principal amount not to exceed $50 million through the issuance and sale of its First Mortgage bonds or other evidences of its indebtedness (including without limitation unsecured debentures and promissory notes), with maturity ranging from 2 to 30 years.

3. The Company is authorized, pursuant to RSA 369:2, to mortgage its properties and franchises in connection with the issuance of not more than $50 million of long term debt, in an amount equal or substantially similar in amount to the amount of the long term debt issued by the Company, to evidence and secure certain of the Company's repayment obligations related to the long term debt and/or any insurance policy securing the long term debt, with principal, interest, payment and other related terms the same as or substantially similar to those of the long term debt.

4. The Company is authorized to take all actions necessary for and in connection with the issuance of such debt.

5. PSNH is authorized to determine the precise amount and timin g of the debt financing(s), the market in and the method by which each is issued, the principal amounts and maturities
(within the range of 2 to 30 years), the terms and provisions, price and interest rate (which may be fixed or variable, or set by auction, remarketing or other rate setting procedure) of the borrowing(s) and any securities related thereto or issued in connection therewith.

6. The Company is authorized to enter into interest rate swaps, caps, collars, floors, treasury locks or other similar derivative instruments in a notional amount not exceeding $50 million to manage the interest rate risk associated with the $50 million long term debt issuance.


Based upon the forgoing, it is hereby

ORDERED, that the petition of Public Service Company of New
Hampshire for additional financing authority, as limited and conditioned by the Settlement Agreement described herein, is hereby APPROVED.

By order of the Public Utilities Commission of New Hampshire this twenty-first day of May, 2004.

____________________     ____________________   ____________________
Thomas  B. Getz          Susan S. Geiger        Graham J. Morrison
Chairman                 Commissioner           Commissioner

Attested by:

__________________________________
Debra A. Howland
Executive Director & Secretary

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

<FN1>  In general, a "derivative instrument" is a financial
obligation entered into as a hedge against the risks associated with the interest rate in the underlying instrument. The risks, in turn, arise out of the inability to predict at the time of issuance what interest rates will prevail in the market over the term of the underlying instrument.

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